UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 07 February, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	7th February 2011

Allied Irish Banks, p.l.c.

Tender offer for BZWBK launched by Santander

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] announced on 10 September 2010 that it had agreed to sell its Polish interests to Banco Santander S.A. ("Santander"). Santander today announced that it has launched a tender offer for 100 per cent of the share capital of Bank Zachodni WBK ("BZWBK").

In its announcement today, Santander said that the tender offer will be open for acceptance from 24 February to 25 March. It is expected that the tender offer will be settled and the transaction completed on 1 April 2011.

Once the tender offer is open for acceptance and all conditions to the sale agreement have been satisfied, AIB will tender its 51, 413,790 shares in BZWBK representing 70.36 per cent in the share capital of BZWBK. There is no change to the sales proceeds or capital effect expected and announced by AIB on 10 September 2010.

- ENDS -

For further information, please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Forward-Looking Statements

This announcement may contain "forward-looking statements", within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements and speak only as of the date of this announcement. AIB expressly disclaims any obligation or undertaking to publicly release any announcements or revisions to any forward-looking statement contained in this announcement with regard to any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date   07 February, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.